Exhibit 1

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
September 30, 2021

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
(UNAUDITED)
September 30, 2021

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
NET REVENUES	21,609	20,943	63,686	42,898
COST OF REVENUES	9,229	10,337	30,072	26,240
GROSS PROFIT	12,380	10,606	33,614	16,658
RESEARCH AND DEVELOPMENT EXPENSES	5,818	4,323	23,630	10,302
SELLING AND MARKETING EXPENSES	15,525	13,414	44,655	32,384
GENERAL AND ADMINISTRATIVE EXPENSES	8,435	7,329	25,765	17,948
OPERATING LOSS	17,398	14,460	60,436	43,976
FINANCIAL INCOME	17	42	39	339
FINANCIAL EXPENSES	4,006	4,220	12,974	8,205
FINANCIAL EXPENSES, net	3,989	4,178	12,935	7,866
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	21,387	18,638	73,371	51,842

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.05	0.05	0.16	0.14
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	467,908	372,893	454,995	359,428

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30,	December 31,
	2021	2020
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	23,254	29,295
Bank deposits	12,028	17
Financial assets at fair value through profit or loss	—	481
Trade receivables	30,036	28,655
Prepaid expenses and other receivables	4,682	5,521
Inventory	13,115	6,526
	83,115	70,495
NON-CURRENT ASSETS:
Restricted cash	16,163	16,164
Fixed assets	477	511
Right-of-use assets	4,193	5,192
Intangible assets	82,388	87,879
	103,221	109,746
TOTAL ASSETS	186,336	180,241

CURRENT LIABILITIES:
Account payable	15,245	11,553
Lease liabilities	1,743	1,710
Allowance for deductions from revenue	28,356	18,343
Accrued expenses and other current liabilities	20,587	24,082
Payable in respect of intangible assets purchase	15,731	17,547
	81,662	73,235
NON-CURRENT LIABILITIES:
Borrowing	83,516	81,386
Payable in respect of intangible assets purchase	6,010	7,199
Lease liabilities	2,849	3,807
Royalty obligation	750	750
	93,125	93,142
TOTAL LIABILITIES	174,787	166,377

EQUITY:
Ordinary shares	1,316	1,054
Additional paid-in capital	355,601	293,144
Accumulated deficit	(345,368)	(280,334)
TOTAL EQUITY	11,549	13,864
TOTAL LIABILITIES AND EQUITY	186,336	180,241

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
	U.S. dollars in thousands
BALANCE AT JULY 1, 2021	1,311	354,442	(326,172)	29,581

CHANGES IN THE THREE MONTHS PERIOD ENDED SEPTEMBER 30, 2021:
Share-based compensation to employees and service providers	—	—	2,191	2,191
Issuance of ordinary shares, net of expenses	2	497	—	499
Exercise of options into ordinary shares	3	662	—	665
Comprehensive loss	—	—	(21,387)	(21,387)
BALANCE AT SEPTEMBER 30, 2021	1,316	355,601	(345,368)	11,549

BALANCE AT JULY 1, 2020	986	273,742	(240,142)	34,586
CHANGES IN THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2020:
Share-based compensation to employees and service providers	—	—	1,695	1,695
Issuance of ordinary shares, net of expenses	31	9,106	—	9,137
Share-based payment in consideration for intangible assets	8	1,906	—	1,914
Exercise of options into ordinary shares	*	52		52
Comprehensive loss	—	—	(18,638)	(18,638)
BALANCE AT SEPTEMBER 30, 2020	1,025	284,806	(257,085)	28,746

BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864

CHANGES IN THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2021:
Share-based compensation to employees and service providers	—	—	8,337	8,337
Issuance of ordinary shares, net of expenses	245	58,468	—	58,713
Exercise of options into ordinary shares	17	3,989	—	4,006
Comprehensive loss	—	—	(73,371)	(73,371)
BALANCE AT SEPTEMBER 30, 2021	1,316	355,601	(345,368)	11,549

BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002
CHANGES IN THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020:
Share-based compensation to employees and service providers	—	—	3,120	3,120
Issuance of ordinary shares, net of expenses	55	15,445		15,500
Share-based payment in consideration for intangible assets	8	1,906	—	1,914
Exercise of options into ordinary shares	*	52	—	52
Comprehensive loss	—	—	(51,842)	(51,842)
BALANCE AT SEPTEMBER 30, 2020	1,025	284,806	(257,085)	28,746

*Less than a thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(21,387)	(18,638)	(73,371)	(51,842)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,191	1,695	8,337	3,120
Depreciation	507	470	1,465	1,237
Amortization and impairment of intangible assets	1,834	2,109	5,491	4,958
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	869	2,039	4,725	3,656
Fair value losses on financial assets at fair value through profit or loss	—	31	6	68
Exchange differences and revaluation of bank deposits	17	5	80	(160)
	5,418	6,349	20,104	12,879
Changes in assets and liability items:
Decrease (increase) in trade receivables	62	6,146	(1,381)	(11,208)
Decrease (increase) in prepaid expenses and other receivables	(390)	235	839	(2,391)
Increase in inventories	(4,352)	(350)	(6,589)	(3,218)
Increase in accounts payable	1,939	1,261	3,692	2,385
Increase (decrease) in accrued expenses and other liabilities	(2,575)	(4,687)	(3,495)	17,437
Increase in allowance for deductions from revenue	2,260	513	10,013	84
	(3,056)	3,118	3,079	3,089
Net cash used in operating activities	(19,025)	(9,171)	(50,188)	(35,874)
INVESTING ACTIVITIES:
Purchase of fixed assets	(21)	(166)	(112)	(357)
Purchase of intangible assets	—	(735)	—	(53,368)
Change in investment in current bank deposits	(8,500)	—	(12,000)	4,200
Proceeds from sale of financial assets at fair value through profit or loss	—	2,075	475	6,025
Net cash provided by (used in) investing activities	(8,521)	1,174	(11,637)	(43,500)
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	(784)	—	78,061
Proceeds from issuance of ordinary shares, net of issuance costs	499	9,137	58,713	15,500
Exercise of options into ordinary shares	665	53	4,006	53
Repayment of payable in respect of intangible asset purchase	(1,721)	—	(5,600)	—
Increase in restricted cash	—	—	—	(20,000)
Decrease in restricted cash	—	4,000	—	4,000
Payment of principal with respect to lease liabilities	(442)	(450)	(1,229)	(1,186)
Net cash provided by (used in) financing activities	(999)	11,956	55,890	76,428
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,545)	3,959	(5,936)	(2,946)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(17)	(33)	(105)	121
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	51,816	22,272	29,295	29,023
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	23,254	26,198	23,254	26,198
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	11	71	36	320
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	3,250	2,147	8,266	4,507
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	385	533	385	2,738
Purchase of intangible assets posted as payable	—	12,511	—	24,619
Purchase of an intangible asset in consideration for issuance of shares	—	1,914	—	1,914

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - GENERAL:

a.	General

1)
RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)
Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S., Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company, Movantik®, for the treatment of opioid-induced constipation, and Aemcolo® (rifamycin), for traveler’s diarrhea.

Effective April 1, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”), granting RedHill Inc. exclusive, worldwide (excluding Europe, Canada) commercialization and development rights to Movantik® (naloxegol). In addition, RedHill Inc. entered into certain related agreements, pursuant to which AstraZeneca provides RedHill Inc. transitional services for an agreed period. See also notes 1a(2) and 16a(5) to the annual financial statements as of December 31, 2020.

3)
Through September 30, 2021, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months. See also note 9.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, medical clinics, medical diagnosis, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand and clinical studies needs.

A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and significant impact on sales of Aemcolo® for travelers’ diarrhea.

Although no major disruptions, other than manageable impact on its development and commercial activities, the Company continues to assess the potential impact of the COVID-19 pandemic on its business and operations, including on its sales, expenses, supply chain, financial resources, and clinical trials.

b.  Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on November 29, 2021.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

 The Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2020, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and nine months ended September 30, 2021, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.
Movantik® License Agreement amendment

In connection with the agreements mentioned in 1a(2), in April 2020, RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca. Under the terms of the License Agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further noncontingent payment of $15.5 million in December 2021. On March 11, 2021, RedHill Inc and AstraZeneca signed an amendment to the License Agreement. Pursuant to which, the $15.5 million payment due in December 2021 will be adjusted to gradual payments starting in March 2021 and ending in December 2022, totaling $16 million. The amendment is not considered a substantial modification of the terms and resulted in an adjustment of approximately $0.5 million in the carrying amount of the payable in respect of intangible assets purchase and a corresponding charge in the statements of comprehensive loss, under financial expenses.

b.
During the nine months ended September 30, 2021, the Company issued 7,836,209 ADSs from underwritten offerings for gross proceeds of approximately $62 million. Net proceeds to the Company from the offerings, following underwriting commissions and other offering expenses, were approximately $58 million.

c.	During the nine months ended September 30, 2021, the Company issued 565,998 ADSs for approximately $4 million from options exercises.

d.
During the nine months ended September 30, 2021, the Company sold 87,624 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $9.03 per ADS. Net proceeds to the Company, following issuance expenses were approximately $0.8 million. The sales are under the Company's sales agreements with SVB Leerink LLC and Cantor Fitzgerald & Co. Which provides that, upon the terms and subject to the conditions and limitations in the sales agreements, the Company may elect from time to time, to offer and sell its ADSs having aggregate gross sales proceeds of up to $100 million through the ATM program, under which SVB Leerink LLC and Cantor Fitzgerald & Co act as the sales agents.

e.
On February 22, 2021, Aether Therapeutics Inc., filed a complaint against the Company in the United States District Court for the District of Delaware ("Aether Litigation"). The complaint asserts that the Company's marketing of the Movantik® product infringes U.S. Patent No’s. 6,713,488, 8,748,448, 8,883,817 and 9,061,024 held by Aether Therapeutics Inc., or the Aether Patents. Aether has asserted the Aether Patents against other entities previously involved in the marketing of the Movantik® product. The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed, contributed to and induced infringement of the Aether patents, (ii) damages, (iii) attorneys’ fees and (iv) costs and expenses. The Company intends to vigorously defend itself against these claims. Given the early stage of the Aether Litigation, the Company is unable to predict the likelihood of success of the claims of Aether Therapeutics Inc. or to quantify any risk of loss.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 4: - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963	18,343
Increases	63,495	1,588	65,083
Decreases (utilized)	(53,550)	(1,208)	(54,758)
Adjustments	(645)	333	(312)
As of September 30, 2021	25,680	2,676	28,356

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2020	1,001	266	1,267
Increases	1,099	455	1,554
Decreases (utilized)	(769)	(30)	(799)
Adjustments	(698)	27	(671)
As of September 30, 2020	633	718	1,351

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of July 1, 2021	23,724	2,372	26,096
Increases	21,817	632	22,449
Decreases (utilized)	(19,908)	(632)	(20,540)
Adjustments	47	304	351
As of September 30, 2021	25,680	2,676	28,356

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of July 1, 2020	183	656	839
Increases	846	63	909
Decreases (utilized)	(396)	(1)	(397)
Adjustments	-	-	-
As of September 30, 2020	633	718	1,351

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 5 - SHARE-BASED PAYMENTS:

 The following is information on options granted during the nine months ended September 30, 2021:

	Number of options granted
	According to the Award Plan of the Company			Exercise price for 1 ADS ($)	Fair value of
					options on date
	Other than directors (1)	To directors (1)(2)			of grant in U.S. dollars
Date of grant			Total		in thousands (1)(2)(3)
March 2021	40,500	—	40,500	9.44	151
April 2021	2,036,096	—	2,036,096	7.08	8,274
May 2021	22,500	—	22,500	7.05	90
July 2021	17,000	310,341	327,341	6.9-7.08	1,377
August 2021	53,500		53,500	6.97-7.18	210
September 2021	12,000	—	12,000	4.56	31
	2,181,596	310,341	2,491,937		10,133

1)
The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)
The general meeting of the Company’s shareholders held on July 26, 2021 (the “July 2021 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 310,341 options under the Company’s stock options plan to the directors and to the Company's Chief Executive Officer.

3)
The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: exercise price of the Company's ADS: $4.56-$9.44, expected volatility: 63.85%-64.77%, risk-free interest rate: 1.26%-1.73% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

4)	Exchange of options to purchase the Company’s ADSs:

a.
On April 26, 2021, the Company made an offer (the “Exchange Offer”) to eligible option holders (as defined in the offer), subject to specified conditions, to exchange some or all of their outstanding options to purchase ADSs (the “Exchanged Options”) for new options to purchase ADSs (the “New Options”). On May 26, 2021, concurrently with the expiration of the Exchange Offer, the Company granted New Options to purchase 2,805,281 ADSs of the Company, pursuant to the terms of the Exchange Offer and the Company’s Amended and Restated Award Plan (2010).

The New Options have lower exercise price per ADS than the Exchanged Options and subject to meeting certain performance conditions, specified in the Exchange Offer, may be further lowered. Other than the exercise price, each New Option has the same expiration date, vesting schedule and other terms as the Exchanged Options.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

b.
The incremental compensation expense recognized by the Company has been measured as the excess of the fair value of each New Option granted, as of the date the New Options were granted, over the fair value of the Exchanged Options, measured immediately prior to the exchange. The total incremental value measured by the Company is approximately $3.5 million, of which $3.1 million were recognized as expense in the nine months ended September 30, 2021. The remaining incremental value will be recognized over the remaining vesting period of the New Options.

c.
The incremental compensation expense was computed using the binomial model and the underlying data used was mainly the following: exercise price of the Company's ADS: $4.3-$7.0 expected volatility: 58.8%- 65.28%, risk-free interest rate: 0.01%-2.31% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

NOTE 6 - NET REVENUES:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	U.S dollars in thousands		U.S dollars in thousands
Movantik® revenues	19,395	19,396	57,510	39,347
Other products	2,214	1,547	6,176	3,551
	21,609	20,943	63,686	42,898

NOTE 7 - FINANCIAL INSTRUMENTS:

a.
Fair value hierarchy

The Company's financial assets as of December 31, 2020, measured at fair value, are at level 1. The Company has no liabilities measured at fair value in the reported periods.

During the reported periods, there were no transfers of financial assets between Levels 1, 2, or 3 fair value measurements.

b.	The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

The fair value of the borrowing and Payable in respect of intangible assets purchase is approximately $96 million and $23 million as of September 30, 2021, respectively.

REDHILL BIOPHARMA LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

NOTE 8 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research and Development. The following table presents net revenues and operating loss for the Company's segments for the three and nine months ended September 2021 and 2020:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021			2021
	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	21,609	—	21,609	63,686	—	63,686
Operating loss	8,689	8,709	17,398	27,285	33,151	60,436

	2020			2020
	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	20,943	—	20,943	42,898	—	42,898
Operating loss	8,134	6,326	14,460	28,466	15,510	43,976

NOTE 9 - SUBSEQUENT EVENT:

a.
On October 25, 2021, the Company has entered into a strategic agreement with Kukbo Co. Ltd. (“Kukbo”), a South Korean corporation, for the sale of the Company’s ADSs in a private placement of up to $10 million. Kukbo’s strategic investment in the Company is to be made in two tranches, with the first tranche of $5 million already paid and the second tranche of $5 million to follow within six months, subject to satisfaction of certain conditions. As part of the first tranche, RedHill has issued 827,586 ADSs at a purchase price of $6.04. In addition, under the terms of the agreement, the Company has agreed to grant Kukbo a right of first offer, for a period of six months, for a license with respect to one or more of the Company’s late-stage clinical assets, Opaganib, RHB-107 (upamostat) and Talicia®, for one or more of the territories of South Korea, Japan, Indonesia, Vietnam, Thailand and Malaysia. Kukbo has the right to elect not to purchase the ADSs in the second tranche if no such license agreement is executed within six months of the closing of the first tranche.

b.
In November 2021, the Company issued 4,686,036 ADSs from an underwritten offering. Net proceeds to the Company from the offering, following underwriting commissions and other offering expenses, were approximately $14.8 million.